Form U-13-60
Mutual and Subsidiary Service Companies

ANNUAL REPORT

For the Period

Beginning January 1, 2002 and Ending December 31, 2002

TO THE

U.S. SECURITIES AND EXCHANGE COMMISSION

OF

PHI Service Company

A Subsidiary Service Company

Date of Incorporation: January 16, 1998

State or Sovereign Power under which Incorporated or Organized: Delaware

Location of Principal Executive Offices of Reporting Company:

800 King Street
Wilmington, DE   19899

Name, title, and address of officer to whom correspondence concerning this
report should be addressed:

James P. Lavin, Controller
Accounting and Finance
701 Ninth Street, N.W.
Washington, D.C.   20068

Name of Principal Holding Company Whose Subsidiaries are served
by Reporting Company:

Pepco Holdings, Inc./Conectiv

INSTRUCTIONS FOR USE OF FORM U-13-60

1. TIME OF FILING. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. NUMBER OF COPIES. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. PERIOD COVERED BY REPORT. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. REPORT FORMAT. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. MONEY AMOUNTS DISPLAYED. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01(c)).

6. DEFICITS DISPLAYED. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01 (c)).

7. MAJOR AMENDMENTS OR CORRECTIONS. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. DEFINITIONS. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. ORGANIZATION CHART. The service company shall submit with each annual report a copy of its current organization chart.

10. METHODS OF ALLOCATION. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

12. ELECTRONIC FILERS. Electronic filers are subject to Regulation S-T and the EDGAR Filer Manual. Any rule or instruction therein shall be controlling unless otherwise specifically provided in rules or instructions pertaining to the submission format documents.

    Data that appears in tabular or columnar format shall be marked as prescribed in the EDGAR Filer Manual.

    Signatures shall be in typed form rather than manual format. See rule 13 of Regulation S-T.

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNT

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

Description of Reports or Statements

SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31
of the current and prior year

Account	Assets and Other Debits	As of December 31			
		Current 2002		Prior 2001	
		(In Thousands)			
	SERVICE COMPANY PROPERTY				
101	Service Company Property (Schedule II)	$	84,759	$	84,571
107	Construction work in progress (Schedule II)		-		-
	Total Property	$	84,759	$	84,759
108	Less accumulated provision for depreciation and amortization of service company property (Schedule III)	$	41,144	$	28,507
	Net Service Company Property	$	43,615	$	56,064
	INVESTMENTS				
121	Nonutility Property	$	890	$	2,232
123	Investments in associate companies (Schedule IV)		-		-
124	Other investments (Schedule IV)		-		-
128	Special Funds		23,684		4,238
	Total Investments	$	24,574	$	6,470
	CURRENT AND ACCRUED ASSETS				
131	Cash	$	(54)	$	25
134	Special deposits		-		-
135	Working funds		83		115
136	Temporary cash investments (Schedule IV)		-		-
141	Notes receivable		-		-
143	Accounts receivable		1,535		1,900
144	Accumulated provision for uncollectible accounts		-		-
146	Accounts receivable from associate companies (Schedule V and XIV)		30,396		18,299
152	Fuel stock expenses undistributed (Schedule VIII)		-		-
154	Materials and supplies		-		-
163	Stores expense undistributed (Schedule VII)		-		-
165	Prepayments		6,501		1,015
171	Interest and Dividends Receivable		-		-
174	Miscellaneous current and accrued assets (Schedule VIII)		-		-
	Total Current and Accrued Assets	$	38,461	$	21,354
	DEFERRED DEBITS				
181	Unamortized debt expense	$	-	$	-
183	Preliminary Survey and Investigation		-		-
184	Clearing accounts		2		10
186	Miscellaneous deferred debits (Schedule IX)		3,524		4,053
188	Research, development, or demonstration expenditures (Schedule X)		-		-
190	Accumulated deferred income taxes		1,036		565
	Total Deferred Debits	$	4,562	$	4,628
	TOTAL ASSETS AND OTHER DEBITS	$	111,212	$	88,516

ANNUAL REPORT OF: PHI Service Company

SCHEDULE I - COMPARATIVE BALANCE SHEET

Account	Assets and Other Debits	As of December 31 Current **2002** (In Thousands)	Prior **2001**
	PROPRIETARY CAPITAL		
201	Common stock issued (Schedule XI)	$ 1	$ 1
211	Miscellaneous paid-in-capital (Schedule XI)	-	-
215	Appropriated retained earnings (Schedule XI)	-	-
216	Unappropriated retained earnings (Schedule XI)	(492)	37
	Total Proprietary Capital	$ (491)	$ 38
	LONG - TERM DEBT		
223	Advances from associate companies (Schedule XII)	$ -	$ -
224	Other long-term debt (Schedule XII)	-	-
225	Unamortized premium on long-term debt	-	-
226	Unamortized discount on long-term debt	-	-
	Total Long - Term Debt	$ -	$ -
	CURRENT AND ACCRUED LIABILITIES		
184	Clearing accounts	$ 8	$ (12)
231	Notes payable	-	-
232	Accounts payable	8,323	7,102
233	Notes payable to associate companies (Schedule XIII and XIV)	41,617	42,316
234	Accounts payable to associate companies (Schedule XIII and XIV)	-	-
236	Taxes accrued	697	(1,326)
237	Interest accrued	62	60
238	Dividends declared	-	-
241	Tax collections payable	14	10
242	Miscellaneous current and accrued liabilities (Schedule XIII)	50,715	30,103
	Total Current and Accrued Liabilities	$ 101,436	$ 78,254
	DEFERRED CREDITS		
253	Other deferred credits	$ -	$ -
254	Other regulatory liabilities	-	-
255	Accumulated deferred investment tax credits	-	-
	Total Deferred Credits	$ -	$ -
	ACCUMULATED DEFERRED INCOME TAXES		
282	Accumulated deferred income taxes-Other Property	$ 6,336	$ 8,164
283	Accumulated deferred income taxes-Other	3,931	2,060
	Total Accumulated Deferred Income Taxes	$ 10,267	$ 10,224
	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	$ 111,212	$ 88,516

ANNUAL REPORT OF: PHI Service Company

For the Year Ended December 31, 2002

(In Thousands)

SCHEDULE II - SERVICE COMPANY PROPERTY

	Description	Balance At Beginning of Year	Additions	Retirements or Sales	Other Changes (1)	Balance At Close of Year
SERVICE COMPANY PROPERTY						
Account						
301	Organization	$ -	$ -	$ -	$ -	$ -
303	Miscellaneous Intangible Plant	9,460	-	-	-	9,460
304	Land and Land Rights	-	-	-	-	-
305	Structures and Improvements	14,481	-	-	-	14,481
306	Leasehold Improvements	-	-	-	-	-
307	Equipment(2)	53,772	488	(300)	-	53,960
308	Office Furniture and Equipment	6,858	-	-	-	6,858
309	Automobiles, Other Vehicles and Related Garage Equipment	-	-	-	-	-
310	Aircraft and Airport Equipment	-	-	-	-	-
311	Other Service Company Property(3)	-	-	-	-	-
	SUBTOTAL	$ 84,571	$ 488	$ (300)	$ -	$ 84,759
107	Construction Work in Progress (4)	-	-	-	-	-
	TOTAL	$ 84,571	$ 488	$ (300)	$ -	$ 84,759

(1) Provide an explanation of those changes considered material:

SCHEDULE II - CONTINUED

(2) Sub accounts are required for each class of equipment owned. The service company shall provide a listing by sub account of equipment additions during the year and the balance at the close of the year:

Sub account Description	Additions	Balance At Close of Year
Computer Hardware	$ 488	$ 45,408
Computer Software	-	8,132
Cafeteria & Kitchen Equipment	-	420
TOTAL	$ 488	$ 53,960

(3) Describe Other Service Company Property:

Not Applicable

(4) Describe Construction Work in Progress:

Asset Under Construction	Capitalized Date	Value	Description
Not Applicable			

ANNUAL REPORT OF: PHI Service Company

For the Year Ended December 31, 2002

(In Thousands)

SCHEDULE III

ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY

	Description	Balance At Beginning of Year	Additions Charged to Account 403	Retirements	Other Changes Add (Deduct) (1)	Balance At Close of Year
Account						
301	Organization	$ -	$ -	$ -	$ -	$ -
303	Miscellaneous Intangible Plant	3,632	1,892		-	5,524
304	Land and Land Rights	-			-	-
305	Structures and Improvements	1,109	477		-	1,586
306	Leasehold Improvements	-			-	-
307	Equipment(2)	23,056	10,146	(210)	-	32,992
308	Office Furniture and Equipment	710	332		-	1,042
309	Automobiles, Other Vehicles and Related Garage Equipment	-	-	-	-	-
310	Aircraft and Airport Equipment	-	-	-	-	-
311	Other Service Company Property	-	-	-	-	-
	TOTAL	$ 28,507	$ 12,847	$ (210)	$ -	$ 41,144

(1) Provide an explanation of those changes considered material:

NOT APPLICABLE

For the Year Ended December 31, 2002
(In Thousands)

SCHEDULE IV - INVESTMENTS

INSTRUCTIONS: Complete the following schedule concerning investments.

Under Account 124, "Other Investments", state each investment separately, with description, including the name of the issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.

Description	Balance At Beginning of Year	Balance At Close of Year
Account 123 - Investment in Associate Companies	$ -	$ -
Account 124 - Other Investments	-	-
Account 136 - Temporary Cash Investments	-	-
TOTAL	$ -	$ -

ANNUAL REPORT OF: PHI Service Company

For the Year Ended December 31, 2002
(In Thousands)

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

Description	Balance At Beginning of Year	Balance At Close of Year
Account 146 - Accounts Receivable from Associate Companies		
Atlantic City Electric Company	$ 7,820	$ 12,965
Delmarva Power & Light Company	7,777	11,102
Conectiv Operating Services Company	749	1,658
Conectiv Delmarva Generation, Inc.	1,651	1,393
Conectiv Energy Holding Company	969	1,056
Conectiv Energy Supply, Inc.	(3,045)	1,028
Conectiv Bethlehem, LLC	81	475
Thermal Energy Limited Partnership	539	231
Conectiv Mid Merit, Inc.	204	231
Pepco Energy Services, Inc.	-	188
Conectiv Properties and Investments, Inc.	(106)	152
Pedrick Generation, Inc.	220	149
Conectiv Holding Company, Inc.	(4)	148
Conectiv Atlantic Generation, LLC	133	139
Atlantic Southern Properties	193	113
Pepco Holdings, Inc.	-	72
Conectiv Thermal Systems	65	57
Conectiv Solutions LLC	(90)	44
Conectiv Pennsylvania Generation, Inc.	-	42
Potomac Capital Investment Corporation	-	37
Atlantic Generation, Inc.	28	27
Vital Services Home, LLC	-	11
King Street Assurance LTD	2	10
Conectiv Services II, Inc.	12	10
Pepco Communications, Inc.	-	6
Binghamton General, Inc.	-	5
Binghamton Limited, Inc.	-	3
Atlantic City Electric Transition Funding LLC	-	3
ATE Investments, Inc.	8	2
Vineland General, Inc.	-	2
DCTC-Burney, Inc.	2	2
Vineland Limited, Inc.	-	1
DCI II, Inc.	(1)	-
DCI I, Inc.	4	-
Conectiv Communications, Inc.	1,088	(180)
Potomac Electric Power Company	-	(786)
TOTAL RECEIVABLES	$ 18,299	$ 30,396

Analysis of Convenience or Accommodation Payments:
See Schedule V (a)

For the Year Ended December 31, 2002
(In Thousands)

SCHEDULE V (a) - Analysis of Convenience or Accommodation Payments

Company Name	Total Payments
ATE Investments, Inc.	$ 288
Atlantic City Electric Company	31,978
Atlantic Generation, Inc.	56
Atlantic Southern Properties	2,974
Binghamton General Inc.	3
Binghamton Limited Inc.	2
Conectiv Holding Company, Inc.	6,345
Conectiv Atlantic Generation, LLC	17,721
Conectiv Bethlehem, LLC	10,533
Conectiv Communications, Inc.	558
Conectiv Delmarva Generation, Inc.	6,530
Conectiv Energy Holding Company	85
Conectiv Energy Supply, Inc.	9,380
Conectiv Mid-Merit, Inc.	1,213
Conectiv Operating Services Company	5,228
Conectiv Pennsylvania Generation, Inc.	24
Conectiv Properties and Investments, Inc.	3,458
Conectiv Thermal Systems	3,724
Conectiv Solutions, LLC	772
Conectiv Services II, Inc.	1,908
DCI I, Inc.	140
DCI II, Inc.	362
DCTC-Burney, Inc.	71
Delmarva Power & Light Company	34,052
King Street Assurance Ltd	2,945
Potomac Capital Investment Corporation	35
Potomac Electric Power Company	86
Potomac Energy Services, Inc.	1
Pepco Holdings, Inc.	11,483
Thermal Energy Limited Partnership	770
Vital Services Home LLC	11
Total Payments	$ 152,736

The majority of convenience payments relate to benefits and outside legal, consulting and purchased power expenses paid to vendors who bill more than one system affiliate on one invoice, and expenses incurred by system affiliates who do not have a checking account.

For the Year Ended December 31, 2002
(In Thousands)

SCHEDULE VI - FUEL STOCK EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "summary" listed below give an overall report of the fuel functions performed by the service company.

Description	Labor	Expenses	Total
Account 152 - Fuel Stock Expenses Undistributed	$ -	$ -	$ -
TOTAL	$ -	$ -	$ -

Summary:

   Not Applicable

ANNUAL REPORT OF: PHI Service Company

For the Year Ended December 31, 2002
(In Thousands)

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

Description	Labor	Expenses	Total
Account 163 - Stores Expense Undistributed	$ -	$ -	$ -
TOTAL	$ -	$ -	$ -

ANNUAL REPORT OF: PHI Service Company

For the Year Ended December 31, 2002
(In Thousands)

SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

Description	Balance At Beginning of Year	Balance At Close of Year
Account 174 - Miscellaneous Current and Accrued Assets	$ -	$ -
TOTAL	$ -	$ -

ANNUAL REPORT OF: PHI Service Company

For the Year Ended December 31, 2002
(In Thousands)

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class, showing the number of items in each class.

Description	Balance At Beginning of Year	Balance At Close of Year
Account 186 - Miscellaneous Deferred Debits		
Intangible Asset-Supplemental Executive Retirement Plan	$ 1,483	$ 1,483
SAP Costs-Deferred	2,570	2,000
Property Sales - Deferred selling expenses	-	42
Other	-	(1)
TOTAL	$ 4,053	$ 3,524

For the Year Ended December 31, 2002
(In Thousands)

SCHEDULE X
RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

	Description	Amount
Account 188 -	RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES	$ -
TOTAL		$ -

SCHEDULE XI - PROPRIETARY CAPITAL

Account Number	Class of Stock	Number of Shares Authorized	Par or Stated Value Per Share	Outstanding Close of Period No. of Shares	Outstanding Close of Period Total Amount
201	Common Stock Issued	1,000	$ 1.00	1,000	$ 1,000

INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

Description	Amount
Account 211 - Miscellaneous Paid-In Capital	$ -
Account 215 - Appropriated Retained Earnings	-
TOTAL	$ -

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

Description	Balance At Beginning of Year	Net Income or (Loss)	Dividends Paid	Balance At Close of Year
Account 216 - Unappropriated Retained Earnings	$ 37	$ (529)	$ -	$ (492)
TOTAL	$ 37	$ (529)	$ -	$ (492)

ANNUAL REPORT OF: PHI Service Company

For the Year Ended December 31, 2002
(In Thousands)

SCHEDULE XII - LONG-TERM DEBT

INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other Long-Term Debt provide the name of the creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

Terms of Oblig Class & Series of Obligation	Date of Maturity	Interest Rate	Amount Amortized	Balance At Beginning of Year	Additions	Deductions (1)	Balance At Close of Year
Account 223 - Advances from Associate Companies:				$ -			$ -
Account 224 - Other Long-Term Debt				-			-
TOTAL				$ -			$ -

(1) Give an explanation of deductions:

Not Applicable

ANNUAL REPORT OF: PHI Service Company

For the Year Ended December 31, 2002
(In Thousands)

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

Description	Balance At Beginning of Year	Balance At Close of Year
Account 233 - Notes Payable to Associate Companies		
PHI System Money Pool	$ 22,265	$ 41,617
King Street Assurance Ltd.	20,051	-
TOTAL	$ 42,316	$ 41,617
Account 234 - Accounts Payable to Associate Companies		
	$ -	$ -
	-	-
TOTAL	$ -	$ -
Account 242 - Miscellaneous Current and Accrued Liabilities		
Incentive	$ 6,155	$ 7,112
Pension/OPEB	6,849	15,272
Deferred Savings and Thrift	11,286	19,172
Supplemental Executive Retirement Plan	3,300	(2,079)
Health Claims Reserve	1,808	1,808
Severance	235	5,230
Accrued Vacation	-	2,200
License Fees	-	1,899
Other	363	101
General Liability Insurance	107	-
TOTAL	$ 30,103	$ 50,715

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets of liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated her by reference.

1. Organization

On August 1, 2002, Conectiv was acquired by Pepco Holdings, Inc. (PHI) in a transaction pursuant to an Agreement and Plan of Merger (the Conectiv/Pepco Merger Agreement), dated as of February 9, 2001, among PHI (formerly New RC, Inc.), Conectiv and Potomac Electric Power Company (Pepco), in which Pepco and Conectiv merged with subsidiaries of PHI (the Conectiv/Pepco Merger). As a result of the Conectiv/Pepco Merger, Conectiv and Pepco each became subsidiaries of PHI. In addition, Conectiv contributed Conectiv Resource Partners, Inc. (the name of which changed to PHI Service Company on August 8, 2002) (CRP) to PHI, effective August 1, 2002. CRP was the service company for Conectiv for the period prior to the Conectiv/Pepco Merger, and continued as the service company for PHI for the period subsequent to the merger, operating under its new name, PHI Service Company.

2. Service Company Property and Non-Utility Property

Service Company property and non-utility property are stated at original cost, including property additions. Capitalized interest is included in the original cost and represents the cost of borrowed and equity funds used to finance construction of new facilities. The annual provision for depreciation on service company and non-utility property is computed on the straight-line basis using composite rates by classes of depreciable property. Accumulated depreciation is charged with the cost of depreciable property retired, including removal costs less salvage and other recoveries.

3. Income Taxes

PHI Service Company (PHISCO), as a subsidiary of Pepco Holdings, Inc. (PHI), is included in the consolidated federal income tax return of PHI. Income taxes are allocated to PHISCO based upon its taxable income or loss, determined on a separate return basis. The financial statements include two categories of income taxes-current and deferred. Current income taxes represent PHISCO's share of amounts of tax expected to be reported on PHI's federal and state income tax returns. Deferred income tax assets and liabilities represent the tax effects of temporary differences between the financial statements and tax bases of existing assets and liabilities and are measured using presently enacted tax rates. Deferred income tax expense represents the net change during the reporting period in the net deferred tax liability.

4.   Pension and Other Postretirement Benefits

PHISCO employees are covered by the PHI retirement plan. Effective December 31, 2002, following the August 1, 2002 Pepco and Conectiv merger, the Pepco General Retirement Plan and the Conectiv Retirement Plan were merged into the Pepco Holdings Retirement Plan (PHI Retirement Plan). The PHI Retirement Plan, as of December 31, 2002, had a projected benefit obligation of $1,398.9 million and trust fund assets with a fair value of $1,240.6 million, resulting in an under-funded status of $158.3 million. Due to an unrecognized actuarial loss, an asset of $124.9 million was reflected on PHI's Consolidated December 31, 2002 Balance Sheet. During 2002, PHISCO incurred expense of $4.6 million for pension service and interest costs, net of expected return on assets.

PHISCO employees are covered by Conectiv's other postretirement benefit plans which as of December 31, 2002 had a projected benefit obligation of $330.1 million and trust fund assets with a fair value of $108.0 million, resulting in an under-funded status of $222.1 million, of which $94.7 million was reflected on Conectiv's Consolidated December 31, 2002 Balance Sheet. During 2002, PHISCO incurred an expense of $10.7 million for other postretirement service and interest costs, net of expected return on assets.

Conectiv also maintains 401(k) savings plans for covered employees, including employees of PHISCO. Under these plans, Conectiv makes contributions on behalf of participants. The amount expensed by PHISCO for Conectiv's matching contributions was $1.8 million in 2002.

5.   Rents

PHISCO leases office buildings and business equipment from associate companies. These eases are accounted for as operating leases.

6.   Money Pool

The Money Pool exists to permit affiliate companies to borrow excess cash from other affiliate companies. PHI Service Company serves as the Administrator for the System Money Pool.

ANNUAL REPORT OF: PHI Service Company

For the Years Ended December 31, 2002 and 2001
(In Thousands)

SCHEDULE XV - COMPARATIVE STATEMENT OF INCOME

Account	Description	Current Year 2002	Prior Year 2001
	INCOME		
457	Services rendered to associate companies	$ 263,094	$ 233,790
458	Services rendered to nonassociate companies	-	-
421	Miscellaneous income or loss	-	-
	TOTAL INCOME	$ 263,094	$ 233,790
	EXPENSE		
912-13	Marketing & Advertising	$ 182	$ 168
920	Salaries and wages	114,723	95,788
921	Office Supplies and expenses	22,868	18,113
922	Administrative expenses transferred-credit	-	-
923	Outside services employed	45,965	54,707
924	Property insurance	958	(243)
925	Injuries and damages	2,647	880
926	Employee pensions and benefits	41,266	18,232
928	Regulatory commission expense	-	-
929	Duplicate charges-credit	(11)	(481)
930.1	General advertising expense	122	450
930.2	Miscellaneous general expenses	3,519	4,534
931	Rents	15,546	22,486
932	Maintenance of structures and equipment	238	300
403	Depreciation and amortization expense	12,847	12,570
408	Taxes other than income taxes	494	390
409	Income taxes	957	(2,294)
410	Provision for deferred income taxes	(428)	2,028
411	Provision for deferred income taxes-credit	-	-
411.5	Investment tax credit	-	-
426.1	Donations	633	835
426.5	Other deductions	90	1,944
427	Interest on long-term debt	-	-
430	Interest on debt to associate companies	1,007	3,117
431	Other interest expense	-	-
	TOTAL EXPENSES	$ 263,623	$ 233,524
	NET INCOME OR (LOSS)	$ (529)	$ 266

ANNUAL REPORT OF: PHI Service Company

For the Year Ended December 31, 2002
(In Thousands)

ANALYSIS OF BILLING

ASSOCIATE COMPANIES - ACCOUNT 457

Name of Associate Company	Direct Costs Charged 457-1	Indirect Costs Charged 457-2	Compensation For Use of Capital 457-3	Total Amount Billed
Delmarva Power & Light Company	$21,059	$ 81,118	$ 435	$102,612
Atlantic City Electric Company	16,655	75,563	355	92,573
Conectiv Properties and Investments, Inc.	123	77	2	202
DCI I, Inc.	64	32	-	96
DCI II, Inc.	1	-	-	1
Conectiv Operating Services Company	4,639	8,333	44	13,016
DCTC-Burney, Inc.	31	2	-	33
Conectiv Energy Supply, Inc.	10,269	7,915	24	18,208
Conectiv Delmarva Generation, Inc.	3,497	13,441	117	17,055
Conectiv Atlantic Generation, LLC	434	2,398	16	2,848
Conectiv Mid Merit, Inc.	1,485	1,691	-	3,176
Conectiv Bethlehem, LLC	3,114	679	1	3,794
Conectiv Pennsylvania Generation, Inc.	555	54	-	609
Conectiv Energy Holding Co.	122	1	-	123
Atlantic Southern Properties	25	111	2	138
Atlantic Generation, Inc.	451	32	-	483
Vineland Limited, Inc.	1	-	-	1
Vineland General, Inc.	2	-	-	2
Binghamton Limited, Inc.	1	-	-	1
Binghamton General, Inc.	1	-	-	1
ATE Investment, Inc.	8	37	-	45
King Street Assurance LTD	29	66	-	95
Conectiv Services II, Inc.	113	-	-	113
Conectiv Solutions LLC	170	296	-	466
Conectiv Thermal Systems	131	736	3	870
Thermal Energy Limited Partnership	429	185	8	622
Conectiv Communications, Inc.	94	243	-	337
Potomac Electric Power Company	-	2,641	-	2,641
Potomac Capital Investment Corporation	1	171	-	172
Pepco Communications, Inc.	-	6	-	6
Pepco Energy Services, Inc.	-	635	-	635
Pepco Holdings, Inc.	4	733	-	737
Conectiv Holding Company, Inc.	26	1,357	-	1,383
TOTAL	$63,534	$198,553	$ 1,007	$263,094

For the Year Ended December 31, 2002
(In Thousands)

ANALYSIS OF BILLING

NONASSOCIATE COMPANIES - ACCOUNT 458

Name of Nonassociate Company	Direct Costs Charged 458-1	Indirect Costs Charged 458-2	Compensation For Use of Capital 458-3	Total Cost	Excess or Deficiency 458-4	Total Amount Billed
TOTAL	$ -	$ -	$ -	$ -	$ -	$ -

INSTRUCTION: Provide a brief description of the services rendered to each nonassociate company.

NOT APPLICABLE

(In Thousands)

SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICES

ASSOCIATE AND NONASSOCIATE COMPANIES

		Associate Company Charges			Nonassociate Company Charges			Total Charges for Service		
Description of Items		Direct Costs	Indirect Costs	Total	Direct Costs	Indirect Costs	Total	Direct Costs	Indirect Costs	Total
912-13	Marketing & Advertising	$ -	$ 182	$ 182	$ -	$ -	$ -	$ -	$ 182	$ 182
920	Salaries and wages	36,596	78,127	114,723		-	-	36,596	78,127	114,723
921	Office Supplies and expenses	3,812	19,056	22,868	-	-	-	3,812	19,056	22,868
922	Administrative expenses transferred-credit	-	-	-	-	-	-	-	-	-
923	Outside services employed	7,370	38,595	45,965	-	-	-	7,370	38,595	45,965
924	Property insurance	-	958	958	-	-	-	-	958	958
925	Injuries and damages	-	2,647	2,647	-	-	-	-	2,647	2,647
926	Employee pensions and benefits	9,594	31,672	41,266	-	-	-	9,594	31,672	41,266
928	Regulatory commission expense	-	-	-	-	-	-	-	-	-
929	Duplicate charges-credit	-	(11)	(11)				-	(11)	(11)
930.1	General advertising expense	-	122	122	-	-	-	-	122	122
930.2	Miscellaneous general expenses	253	3,266	3,519	-	-	-	253	3,266	3,519
931	Rents	3,050	12,496	15,546	-	-	-	3,050	12,496	15,546
932	Maintenance of structures and equipment	-	238	238	-	-	-	-	238	238
403	Depreciation and amortization expense	2,859	9,988	12,847	-	-	-	2,859	9,988	12,847
408	Taxes other than income taxes	-	494	494	-	-	-	-	494	494
409	Income taxes	-	428	428	-	-	-	-	428	428
410	Provision for deferred income taxes	-	(428)	(428)	-	-	-	-	(428)	(428)
411	Provision for deferred income taxes-credit	-	-	-	-	-	-	-	-	-
411.5	Investment tax credit	-	-	-	-	-	-	-	-	-
426.1	Donations	-	633	633	-	-	-	-	633	633
426.5	Other deductions	-	90	90	-	-	-	-	90	90
427	Interest on long-term debt	-	-	-	-	-	-	-	-	-
431	Other interest expense	-	-	-	-	-	-	-	-	-
	TOTAL EXPENSES	$63,534	$198,553	$262,087	$ -	$ -	$ -	$63,534	$198,553	$262,087
Compensation for Use of Equity Capital										
430	Interest on debt to associate companies			1,007	-	-	-	-	1,007	1,007
	TOTAL COST OF SERVICES			263,094	$ -	$ -	$ -	$63,534	$199,560	$263,094

INSTRUCTION: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

For the Year Ended December 31, 2002
(In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTIBUTION BY

DEPARTMENT OR SERVICE FUNCTION

	Description of Items	Total Amount	Overhead	Executive Management	Environmental & Safety	Corporate Communications	Information Services	Customer Care	Corporate Secretary	Internal Audit
912-13	Marketing & Advertising	$ 182	$ -	$ -	$ 5	$ 27	$ -	$ 6	$ -	$ -
920	Salaries and wages	114,723	20,242	3,251	343	930	8,974	19,883	273	526
921	Office Supplies and expenses	22,868	4,230	664	80	403	6,385	5,534	29	68
922	Administrative expenses transferred-credit	-	-	-	-	-	-	-	-	-
923	Outside services employed	45,965	217	248	187	934	27,405	4,841	276	237
924	Property insurance	958	-	-	-	-	-	-	-	-
925	Injuries and damages	2,647	-	-	-	-	-	-	-	-
926	Employee pensions and benefits	41,266	40,582	74	5	72	148	-	-	64
928	Regulatory commission expense	-	-	-	-	-	-	-	-	-
929	Duplicate Charges-credit	(11)	(2)	-	-	-	(2)	-	-	-
930.1	General advertising expense	122	-	-	-	41	-	-	-	-
930.2	Miscellaneous general expenses	3,519	(22)	63	21	211	819	293	5	4
931	Rents	15,546	8,914	5		3	7,367	251	-	-
932	Maintenance of structures and equipment	238	-	-	-	-	-	-	-	-
403	Depreciation and amortization expense	12,847	-	-	-	-	8,543	710	-	-
408	Taxes other than income taxes	494	11	-	-	-	-	-	-	-
409	Income taxes	957	957	-	-	-	-	-	-	-
410	Provision for deferred income taxes	(428)	(428)	-	-	-	-	-	-	-
411	Provision for deferred income taxes-credit	-	-	-	-	-	-	-	-	-
411.5	Investment tax credit	-	-	-	-	-	-	-	-	-
426.1	Donations	633	-	22	7	527	-	4	-	-
426.5	Other deductions	90	-	-	-	-	90	-	-	-
427	Interest on long-term debt	-	-	-	-	-	-	-	-	-
430	Interest on debt to associate companies	1,007	1,007	-	-	-	-	-	-	-
431	Other interest expense	-	-	-	-	-	-	-	-	-
	TOTAL EXPENSES	$263,623	$75,708	$4,327	$648	$3,148	$59,729	$31,522	$583	$899

ANNUAL REPORT OF: PHI Service Company

For the Year Ended December 31, 2002
(In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTIBUTION BY

DEPARTMENT OR SERVICE FUNCTION

Description of Items		Legal	Human Resources	Controller	CLS Financial Support	Risk & Insurance	Treasury	Procurement & Supply Chain	Facility & Real Estate Services
912-13	Marketing & Advertising	$ -	$ 1	$ -	$ -	$ -	$ -	$ -	$ -
920	Salaries and wages	1,154	2,030	3,491	757	871	1,959	1,966	646
921	Office Supplies and expenses	192	295	201	27	120	1,238	134	77
922	Administrative expenses transferred-credit	-	-	-	-	-	-	-	-
923	Outside services employed	222	2,172	1,261	65	9	1,501	142	1,197
924	Property insurance	-	-	-	-	958	-	-	-
925	Injuries and damages	-	-	-	-	2,647	-	-	-
926	Employee pensions and benefits	25	30	14	-	24	211	-	-
928	Regulatory commission expense	-	-	-	-	-	-	-	-
929	Duplicate Charges-credit	(1)	-	-	-	-	-	-	(6)
930.1	General advertising expense	-	-	-	-	1	-	-	-
930.2	Miscellaneous general expenses	12	76	38	13	(156)	32	44	387
931	Rents	-	-	28	-	-	-	-	(1,973)
932	Maintenance of structures and equipment	-	-	-	-	-	-	-	238
403	Depreciation and amortization expense	-	1,342	-	-	-	-	172	631
408	Taxes other than income taxes	-	3	-	-	-	-	-	478
409	Income taxes	-	-	-	-	-	-	-	-
410	Provision for deferred income taxes	-	-	-	-	-	-	-	-
411	Provision for deferred income taxes-credit	-	-	-	-	-	-	-	-
411.5	Investment tax credit	-	-	-	-	-	-	-	-
426.1	Donations	-	-	-	16	-	10	-	-
426.5	Other deductions	-	-	-	-	-	-	-	-
427	Interest on long-term debt	-	-	-	-	-	-	-	-
430	Interest on debt to associate companies	-	-	-	-	-	-	-	-
431	Other interest expense	-	-	-	-	-	-	-	-
	TOTAL EXPENSES	$1,604	$5,949	$5,033	$878	$4,474	$4,951	$2,458	$1,675

ANNUAL REPORT OF: PHI Service Company

For the Year Ended December 31, 2002
(In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTIBUTION BY

DEPARTMENT OR SERVICE FUNCTION

	Description of Items	Vehicle Management	Security & Doc Services	Delivery LOB Support	Energy LOB Support	Enterprise LOB Support
912-13	Marketing & Advertising	$ -	$ -	$ 4	$ 139	$ -
920	Salaries and wages	596	570	21,085	25,148	28
921	Office Supplies and expenses	28	256	1,157	1,750	-
922	Administrative expenses transferred-credit	-	-	-	-	-
923	Outside services employed	22	678	2,141	2,210	-
924	Property insurance	-	-	-	-	-
925	Injuries and damages	-	-	-	-	-
926	Employee pensions and benefits	-	-	17	-	-
928	Regulatory commission expense	-	-	-	-	-
929	Duplicate Charges-credit	-	-	-	-	-
930.1	General advertising expense	-	-	77	3	-
930.2	Miscellaneous general expenses	20	62	910	687	-
931	Rents	-	917	24	10	-
932	Maintenance of structures and equipment	-	-	-	-	-
403	Depreciation and amortization expense	46	-	1,403	-	-
408	Taxes other than income taxes	-	-	2	-	-
409	Income taxes	-	-	-	-	-
410	Provision for deferred income taxes	-	-	-	-	-
411	Provision for deferred income taxes-credit	-	-	-	-	-
411.5	Investment tax credit	-	-	-	-	-
426.1	Donations	1	-	26	20	-
426.5	Other deductions	-	-	-	-	-
427	Interest on long-term debt	-	-	-	-	-
430	Interest on debt to associate companies	-	-	-	-	-
431	Other interest expense	-	-	-	-	-
	TOTAL EXPENSES	$713	$2,483	$26,846	$29,967	$28

ANNUAL REPORT OF: PHI Service Company

For the Year Ended December 31, 2002
(In Thousands)

DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920

Name of Department Indicate each department or service function.	Total Amount	Departmental Salary Expense Included in Amounts Billed to			Number of Personnel End of Year
		Parent Company	Other Associates	Non Associates	
Executive Management	$ 3,251	$327	$ 2,924	$ -	5
Environmental & Safety	343	-	343	-	5
Corporate Communications	930	93	837	-	8
Information Systems	8,974	-	8,974	-	116
Customer Care	19,883	-	19,883	-	430
Corporate Secretary	273	28	245	-	0
Internal Audit	526	-	526	-	4
Legal	1,154	116	1,038	-	12
Human Resources	2,030	-	2,030	-	24
Controller	3,491	30	3,461	-	48
CLS Financial Support	757	-	757	-	3
Risk & Insurance	871	-	871	-	7
Treasury	1,959	196	1,763	-	12
Procurement & Supply Chain	1,966	-	1,966	-	20
Facility & Real Estate Services	646	-	646	-	9

ANNUAL REPORT OF: PHI Service Company

For the Year Ended December 31, 2002

(In Thousands)

DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920 (continued)

Name of Department Indicate each department or service function.	Total Amount	Departmental Salary Expense Included in Amounts Billed to Parent Company	Other Associates	Non Associates	Number of Personnel End of Year
Vehicle Management	$ 596	$ -	$ 596	$ -	5
Security & Document Services	570	-	570	-	12
Delivery LOB Support	21,085	-	21,085	-	244
Energy LOB Support	25,148	-	25,148	-	340
Enterprise LOB Support	28	-	28	-	-
Corporate	20,242	-	20,242	-	-
	$114,723	$790	$113,933	-	1,304

ANNUAL REPORT OF: PHI Service Company

For the Year Ended December 31, 2002

(In Thousands)

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subaccount for each type of service.

From Whom Purchased	Description	Relationship "A"=Associate "NA"=Nonassociate	Amount
Temporary Services:			
AJILON	Temporary Employment Services	NA	$ 1,053
RANDSTAD	Temporary Employment Services	NA	621
INTEGRITY STAFFING SOLUTIONS	Temporary Employment Services	NA	440
CORNERSTONE MANAGEMENT CONSULTING	Temporary Employment Services	NA	370
PBS Consulting, Inc.	Consulting Services	NA	205
TR SYSTEMS INC	IS Temporary Services	NA	199
LOGICAL BUSINESS SOLUTIONS INC	Consulting Services	NA	186
ACCOUNTEMPS	Temporary Employment Services	NA	170
MRC INC	Temporary Employment Services	NA	170
KEANE INC	Temporary Employment Services	NA	148
PROGRESSIVE SOFTWARE COMPUTING INC	Temporary Employment Services	NA	145
FRANCIS J KITZINGER	Consulting Services	NA	132
CAB TECHNOLOGIES INC	IS Temporary Services	NA	124
FUTURTECH CONSULTING INC	Computer Consulting Services	NA	109
THE SIEGFRIED GROUP LLP	Temporary Employment Services	NA	112
DORSET PROFESSIONAL SERVICES INC	Computer Consultants/Services	NA	107
MISCELLANEOUS			752
(27 ITEMS LESS THAN $100,000)			
TOTAL			$ 5,043
Market Research Services:			
MISCELLANEOUS		NA	$ 66
(3 ITEMS LESS THAN $100,000)			
TOTAL			$ 66
Maintenance Services:			
IBM GLOBAL SERVICES US	Computer Consultants/Services	NA	$17,680
VISALIGN LLC	Computer Consultants/Services	NA	2,660
SUN MICROSYSTEMS INC	Computer Consultants/Services	NA	658
CISCO	Computer Consultants/Services	NA	277
OFFICE MOVERS INC	Moving Services	NA	196
AVAYA INC	Consulting Services	NA	181
NETWORK EQUIPMENT TECHNOLOGIES	Communications Services	NA	181
SIEMENS ENTERPRISE NETWORKS LLC	Computer Consultants/Services	NA	165
META SECURITY GROUP	Security Services	NA	153
AMERICAN BUILDING MAINTENANCE	Building Services	NA	141
MISCELLANEOUS		NA	590
(82 ITEMS LESS THAN $100,000)			
TOTAL			$22,882
Legal Services:			
PEPPER HAMILTON & SCHEETZ LLP	Professional Legal Services	NA	$ 385
ARIA A KLEES	Professional Legal Services	NA	172
BLANK ROME COMISKY & MCCAULEY	Professional Legal Services	NA	130
LEBOEUF LAMB GREENE & MACRAE LLP	Professional Legal Services	NA	114
MISCELLANEOUS		NA	562
(28 ITEMS LESS THAN $100,000)			
TOTAL			$ 1,363

ANNUAL REPORT OF: PHI Service Company

For the Year Ended December 31, 2002
(In Thousands)

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)

From Whom Purchased	Description	Relationship "A"=Associate "NA"=Nonassociate	Amount
Audit Services:			
PRICEWATERHOUSECOOPERS LLP	Audit Services	NA	$ 455
MISCELLANEOUS			18
(1 ITEM LESS THAN $100,000)			
TOTAL			$ 473
Advertising Services:			
ALFRED DESIGN	Advertising Services	NA	$ 204
MISCELLANEOUS		NA	73
(7 ITEMS LESS THAN $100,000)			
TOTAL			$ 277
Training Services:			
MISCELLANEOUS		NA	$ 129
(13 ITEMS LESS THAN $100,000)			
TOTAL			$129
Collection Services:			
NCO FINANCIAL SERVICES	Collection Services	NA	$ 2,443
MISCELLANEOUS		NA	269
(12 ITEMS LESS THAN $100,000)			
TOTAL			$ 2,712
Other Services:			
FLK CONSULTING SERVICES	Consulting Services	NA	$ 1,714
STANTON COMMUNICATIONS INC	Communications Services	NA	894
BANK OF NEW YORK	Treasury Services	NA	526
BUCK CONSULTANTS INC	Consulting Services	NA	464
KPMG CONSULTING	Financial Consulting Services	NA	386
BROOKS COURIER SERVICE INC	Courier Services	NA	384
VERIZON SELECT SERVICES INC	Telecommunications Services	NA	355
UTILITY SYSTEMS SOLUTIONS	Operations Consulting Services	NA	330
GARY GASPER	Consulting Services	NA	267
MDSI-MOBILE DATA SOLUTIONS	Software support services	NA	248
SUNGARD RECOVERY SERVICES INC	Disaster Recovery Support Services	NA	227
WEICHERT RELOCATION	Relocation Support	NA	205
TOWERS PERRIN	Actuarial Services	NA	193
AIRBORNE EXPRESS	Courier Services	NA	190
RR DONNELLEY FINANCIAL	Financial Consulting Services	NA	176
VANGUARD FIDUCIARY TRUST	Retirement Plan Services	NA	161

ANNUAL REPORT OF: PHI Service Company

For the Year Ended December 31, 2002
(In Thousands)

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)

From Whom Purchased	Description	Relationship "A"=Associate "NA"=Nonassociate	Amount
DLL SOLUTIONS INC	Consulting Services	NA	160
CONTRACT ENVIRONMENTS INC	Consulting and Design Services	NA	159
PRISM INTERNATIONAL	Human Resources Service	NA	156
PROTECTION TECHNOLOGY INC	Building Security Services	NA	149
CORPORATE INTERIORS OF DELAWARE INC	Consulting Services	NA	133
TWENTY FIRST CENTURY COMMUNICATIONS	Answering Services	NA	119
POWER PLAN	Tax Service	NA	114
ARTHUR ANDERSEN LLP	Consulting Services	NA	110
INTEGREYTED CONSULTANTS INC	Consulting Services	NA	109
NEW YORK STOCK EXCHANGE	Financial Services	NA	109
SIEGFIRED SCHIEFFER & SEITZ	Financial Consulting Services	NA	107
NAVIGANT CONSULTING INC	Consulting Services	NA	103
ABB INC	Website Services	NA	102
ENTERPRISE INTEGRATION GROUP	Consulting Services	NA	100
MISCELLANEOUS			4,574
(474 ITEMS LESS THAN $100,000)			
TOTAL			$13,020
GRAND TOTAL			$45,965

ANNUAL REPORT OF: PHI Service Company

For the Year Ended December 31, 2002
(In Thousands)

EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

Description	Amount
Pension	$ 4,571
Medical	8,897
OPEB expenses	10,651
Supplemental Executive Retirement Plan	1,415
Accrued Vacation	2,200
Life insurance	334
Dental	872
Vision	201
Savings & Thrift	1,757
Payroll tax expenses	7,290
Education Plan	222
Long-Term Disability	(36)
Service Awards	28
Employee Association	92
Workman's Compensation Insurance	909
Administration Fees	84
Deferred Compensation	2,426
Employee deductions	(1,324)
Other	677 *
TOTAL	$41,266

* $556K represents transitional service company benefit costs uploaded from another system.

For the Year Ended December 31, 2002
(In Thousands)

GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

Description	Name of Payee	Amount
Radio Ads	Stanton Communications	$ 39
Newspaper Ads	National Advertising Placement	35
Bill Inserts	Alfred Design	18
Miscellaneous		30
TOTAL		$ 122

ANNUAL REPORT OF: PHI Service Company

For the Year Ended December 31, 2002
(In Thousands)

MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441 (b) (2)) shall be separately classified.

Description	Amount
Material expenses	$1,027
Meals & Entertainment	869
Small Tools and equipment	668
Building facilities work	309
Sponsorships/Associations	163
SAP maintenance costs	64
Contractor Consulting	59
Utilities expense	49
General liability claims	30
Office equipment, maintenance & software	27
Employee expense reimbursement	24
Logo items	11
Florist items	7
Membership Dues	5
Subscriptions	3
Other Miscellaneous expenses	204
	$3,519

For the Year Ended December 31, 2002
(In Thousands)

RENTS - ACCOUNT 931

INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the definition of the Uniform System of Accounts.

Type of Property	Amount
Office Equipment and Computers	$ 8,582
Office Rents	6,945
Vehicle Leases	15
Miscellaneous Rents	4
TOTAL	$15,546

ANNUAL REPORT OF: PHI Service Company

For the Year Ended December 31, 2002
(In Thousands)

TAXES OTHER THAN INCOME TAXES - ACCOUNT 408

INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

	Kind of Tax	Amount
(1)	Other Than U.S. Government Taxes	
	City of Wilmington	$ 18
	Property Taxes	476
	SUBTOTAL	$ 494
(2)	U.S. Government Taxes	
		$ -
	SUBTOTAL	$ -
	TOTAL	$ 494

ANNUAL REPORT OF: PHI Service Company

For the Year Ended December 31, 2002
(In Thousands)

DONATIONS - ACCOUNT 426.1

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

Name of Recipient	Purpose of Donation	Amount
United Way	Community Welfare	$ 227
Shore Memorial Hospital	Community Welfare	30
Junior Achievement	Community Welfare	28
The Nature Conservancy	Land protection efforts	23
Stevens Institute of Technology	Scholarship Fund	20
American Heart Association	Community Welfare	15
University of Maryland Foundation	Educational Fund	15
Kingswood Community Center	Community Welfare	15
Community Foundation of Eastern Shore	Community Welfare	13
New Jersey Press Foundation	Community Welfare	13
March of Dimes	Community Welfare	12
Good Neighbor Energy Fund	Shareholder Fund Distribution	11
American Red Cross	Community Welfare	10
Delaware Community Foundation	Community Welfare	8
Jewish Community Center	Community Welfare	8
Labor & Management Public Affairs Comm.	Community Welfare	6
LPGA Urban Youth Golf Program	Community Welfare	6
Camden County Mayors' Association	Community Welfare	5
Children & Families First	Community Welfare	5
Delaware Helpline	Community Welfare	5
Delaware Technical & Community College	Scholarship Fund	5
International Association of Fire Chiefs	Community Welfare	5
Rutgers University	Educational Fund	5
St. Francis Hospital	Community Welfare	5
Union Hospital	Community Welfare	5
Walnut Street Branch YMCA	Community Welfare	5
Delaware Nature Society	Community Welfare	4
Delmarva Scholarship Golf Classic	Scholarship Fund	4
Reading is Fundamental	Community Welfare	4
William P Frank Scholarship Fund	Scholarship Fund	4
Catholic Charities	Community Welfare	3
Cecil County Arts Council	Community Welfare	3
Delaware Science Math & Technology	Community Welfare	3
Jewish National Fund	Community Welfare	3
Other Miscellaneous Donations		100
TOTAL		$ 633

OTHER DEDUCTIONS - ACCOUNT 426.5

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other Deductions",
classifying such expenses according to their nature.

Description	Name of Payee	Amount
Loss on Disposal of Server		$ 90
TOTAL		$ 90

SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Notes to Financial Statements, Schedule XIV, pages 19-20

PHI SERVICE COMPANY

Organization Chart

John M. Derrick
Chairman & CEO

Thomas S. Shaw
President & COO

William T. Torgerson
Executive Vice President & General Counsel

Andrew W. Williams
Senior Vice President & CFO

Barbara S. Graham
Senior Vice President

Joseph M. Rigby
Senior Vice President

William H. Spence
Senior Vice President

Anthony J. Kamerick
Vice President & Treasurer

James P. Lavin
Vice President & Controller

Michael Ratchford
Vice President

Denis M. Canty
Vice President

Albert F. Kirby
Vice President

Ellen Sheriff Rogers
Secretary

Donna J. Kinzel
Assistant Treasurer

Jeffery E. Snyder
Assistant Treasurer

Diana C. DeAngelis
Assistant Secretary

Nina J. Clements
Assistant Secretary

PHI Service Company

Current Methods of Allocation

Described below are the methods used to allocate costs of the Service Company to Client Companies which cannot practicably be direct charged.

Service Department or Function	Basis of Allocation *
Executive Management	Blended ratio
Procurement & Supply Chain	Material stock expense ratio
Vehicle Resource Management	Vehicle $ ratio
Facilities Services	Square footage ratio for office space and non-office space
Document Services	Employee ratio
Real Estate	Real estate investment ratio
Security	Labor $ ratio
Insurance Administration	Blended ratio
Claims Administration	Historical claims ratio
Regulatory Affairs	Utility cost ratio
CLS Financial Support	Blended ratio
Property insurance and miscellaneous insurance coverage	Asset cost ratio
General liability insurance	Labor $ ratio
Directors and Officers insurance	Asset cost ratio
Cost of Benefits	Employee ratio

* Definitions of ratios follows Methods of Allocation pages

PHI Service Company

Current Methods of Allocation (continued)

Service Department or Function	Basis of Allocation *
Compensation and Benefits Services	Employee ratio
Personnel, Employment and Staffing	Employee ratio
Employee/Labor Relations	Employee ratio
Training and Management Development	Employee ratio
Performance Improvement	Employee ratio
Organizational Development	Employee ratio
Legal Services	Actual legal direct labor charges
Audit Services	O&M ratio
Management of Customer Care	Number of customers ratio
Special Billing	Number of special bills ratio
Corporate Marketing	O&M ratio
Voice Service	Telephone ratio
Data Management	Storage ratio
Operations Management	CPU time ratio
Applications Support	End user ratio
Desktop/Network Support	End user ratio
IS General Management and Administration	Blended ratio

PHI Service Company

Current Methods of Allocation (continued)

Service Department or Function	Basis of Allocation *
Public Affairs	O&M ratio
Environmental & Safety	Blended ratio
Delivery Services	T&D O&M ratio
System Operations Services	Kwh Output ratio
Maintenance Services	Kwh Output ratio
Other Delivery Services	T&D O&M ratio
Energy Business Management and Administration	O&M ratio
Merchant Functions	Merchant Cost ratio
Supply Engineering and Support	O&M ratio
Fuel Supply Function	Kwh generated ratio
Accounts Payable Accounting Services	Number of checks issued ratio
Payroll Accounting Services	Number of employees paid ratio
Asset & Project Accounting Services	Asset system cost ratio
All Other Financial Services	O&M ratio

Definition of Service Company Current Allocation Methods

Ratio Title   Ratio Description

Employee Ratio   A ratio the numerator of which is the number of employees of a Client Company, the denominator of which is the number of employees in all Client Companies using the service. This ratio will be calculated quarterly.

Square Footage Ratio

    office space   A ratio the numerator of which is the number of square feet of office space occupied by a Client Company, the denominator of which is the total number of square feet of office space occupied by all Client Companies using the service.

    non-office space   A ratio the numerator of which is the number of square feet of non-office space occupied by a Client Company, the denominator of which is the total number of square feet of non-office space occupied by all Client Companies using the service.

    Telephone Ratio   A ratio the numerator of which is the number of telephones used by a Client Company, the denominator of which is the number of telephones used by all Client Companies using the service.

    CPU Time Ratio   A ratio the numerator of which is the number of hours of CPU time used for a particular system application, the denominator of which is the total number of CPU hours used by all companies. Costs are allocated to Orders based on this ratio. That cost is then either included in the cost of other Service Company services or directly routed to the appropriate Client Company.

End User Ratio   A ratio the numerator of which is the number of users of computer systems within a Client Company, the denominator of which is the total number of users of computer systems within all Client Companies using the service.

Labor $ Ratio   A ratio the numerator of which is the amount of labor $ of a Client Company, the denominator of which is total labor $ for all Client Companies using the service. This ratio will be calculated monthly.

Historical Claims Ratio   A ratio the numerator of which is the total claims expense of a Client Company, the denominator of which is the total claims expense for all Client Companies using the service.

Asset Cost Ratio	A ratio the numerator of which is the total cost of assets in a Client Company, the denominator of which is the total costs of assets for all Client Companies using the service. Assets are limited to plant, property and investments.
O&M Ratio	A ratio the numerator of which is the total direct (i.e., excludes charges allocated by the Service Company) operations and maintenance expense, excluding depreciation and fuel costs, of a Client Company, the denominator of which is total direct operations and maintenance expense, excluding depreciation and fuel costs, of all Client Companies using the service.
Revenue Ratio	A ratio the numerator of which is the total revenues of a Client Company, the denominator of which is the total number of customers for all the Client Companies using the service.
Number of Customers Ratio	A ratio the numerator of which is number of customers served by a Client Company, the denominator of which is the total number of customers for all Client Companies using the service.
Number of Utility Customers Ratio	A ratio the numerator of which is number of utility customers served by a Client Company, the denominator of which is the total number of utility customers for all Client Companies using the service.
Nuclear Installed Capacity Ratio	A ratio the numerator of which is the nuclear facility installed capacity of a Client Company, the denominator of which is the total nuclear facility installed capacity of all Client Companies using the service.
Materials Stock Expense Ratio	A ratio the numerator of which is the materials stock expense of a Client Company, the denominator of which is the total materials stock expense of all Client Companies using the service.
Real Estate Investment	A ratio the numerator of which is the cost of real estate leases and land and buildings owned by a Client Company, the denominator of which is the total cost of real estate leases and land and buildings for all Client Companies using the service.
Number of Special Bills Ratio	A ratio the numerator of which is the number of special bills issued for a Client Company, the denominator of which is the total number of special bills issued for all Client Companies.
Utility Asset Cost Ratio	A ratio the numerator of which is the total cost of utility assets in a Client Company, the denominator of which is the total costs of utility assets for all Client Companies using the service.

T&D O&M Ratio   A ratio the numerator of which is the total direct (i.e., excludes charges allocated by the Service Company), operations and maintenance expense, excluding depreciation and fuel costs, of a Transmission and Distribution Client Company, the denominator of which is total direct operations and maintenance expense, excluding depreciation and fuel costs, of all Transmission and Distribution Client Companies.

Kwh Generated Ratio   A ratio the numerator of which is the number of kilowatt hours generated by a Client Company, the denominator of which is the total number of kilowatt hours generated by all Client Companies using the service.

Kwh Output Ratio   A ratio the numerator of which is the number of kilowatt hours purchased and generated by a Client Company, the denominator of which is the total number of kilowatt hours purchased and generated by all Client Companies using the service.

Merchant Cost Ratio   A ratio the numerator of which is the dollar amount of direct charges of the merchant function to a specific Client Company, the denominator of which is the total dollar amount of direct charges of the merchant function to all Client Companies using the service.

Vehicle $ Ratio   A ratio the numerator of which is the dollar amount of vehicle charges in a specific Client Company, the denominator of which is the total amount of vehicle charges in all Client Companies using the services.

Blended Ratio   A composite ratio which is comprised of an average of the Employee Ratio, the Labor $ Ratio, and the Asset Cost Ratio, for all Client Companies using the service.

Number of Checks Issued Ratio   A ratio the numerator of which is the number of checks issued for a Client Company, the denominator of which is the total number of checks issued for all Client Companies using the service.

Number of Employees Paid Ratio   A ratio the numerator of which is the number of employees paid for a Client Company, the denominator of which is the total number of employees paid for all Client Companies using the service.

Asset System Cost Ratio   A ratio the numerator of which is the total cost of assets for a Client Company on the asset & project system, the denominator of which is the total cost of assets for all Client Companies using the service on the asset & project system.

Data Storage Ratio   A ratio the numerator of which is the gigabytes of data storage space used for a particular system application, the denominator of which is the total gigabytes of data storage space used for all system applications. Costs are allocated to Orders or Cost Centers based on this ratio. That cost is then either included in the cost of other Service Company services or directly routed to the appropriate Client Company.

ANNUAL REPORT OF: PHI Service Company

For the Year Ended December 31, 2002
(In Thousands)

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

Company	Percent	Allocation of Indirect Interest *	Total Allocation of Interest
Delmarva Power & Light Company	43.2%	$435	$435
Atlantic City Electric Company	35.3%	355	355
Conectiv Properties and Investments, Inc.	0.2%	2	2
Conectiv Energy Supply, Inc.	2.3%	24	24
Conectiv Operating Services Company	4.4%	44	44
Conectiv Delmarva Generation, Inc.	11.6%	117	117
Conectiv Atlantic Generation, LLC	1.6%	16	16
Conectiv Bethlehem LLC	0.1%	1	1
Atlantic Southern Properties	0.2%	2	2
Thermal Energy Limited Partnership	0.8%	8	8
Conectiv Thermal Systems	0.3%	3	3
TOTAL	100.0%	$1,007	$1,007

* Reflects average BLENDED rate for the year.

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.


PHI Service Company
(Name of Reporting Company)

By: _____
(Signature of Signing Officer)

James P. Lavin, Controller
(Printed Name and Title of Signing Officer)


Date: April 30, 2003